Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2012

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$1,946
Plus:
Interest included in expense(b)	3,196
One-third of rental expense(c)	53
Adjusted “earnings”	$5,195

Fixed charges:
Interest included in expense(b)	$3,196
Interest capitalized	6
One-third of rental expense(c)	53
Total fixed charges	$3,255

Ratio of earnings to fixed charges	1.60

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.